November 12, 2024

Grigorios Siokas
Chief Executive Officer
Cosmos Health Inc.
5 Agiou Georgiou, Pilea
Thessaloniki, Greece 55438

       Re: Cosmos Health Inc.
           Registration Statement on Form S-1
           Filed October 28, 2024
           File No. 333-282859
Dear Grigorios Siokas:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Elliot H. Lutzker